UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Demand Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

24802 N 10 9

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24802 N 10 9	13G	Page 2 of 14

1	NAMES OF REPORTING PERSONS W Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 24802 N 10 9	13G	Page 3 of 14

1	NAMES OF REPORTING PERSONS W Capital Partners Orchid, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 24802 N 10 9	13G	Page 4 of 14

1	NAMES OF REPORTING PERSONS WCP GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 24802 N 10 9	13G	Page 5 of 14

1	NAMES OF REPORTING PERSONS WCP GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 24802 N 10 9	13G	Page 6 of 14

1	NAMES OF REPORTING PERSONS David Wachter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 24802 N 10 9	Page 7 of 14

1	NAMES OF REPORTING PERSONS Robert Migliorino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 24802 N 10 9	Page 8 of 14

1	NAMES OF REPORTING PERSONS Stephen Wertheimer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 24802 N 10 9	Page 9 of 14

Schedule 13G

Item 1	(a).	Name of Issuer:

Demand Media, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1299 Ocean Avenue, Suite 500, Santa Monica, CA 90401

Item 2	(a).	Names of Persons Filing:

This joint statement on Schedule 13G is being filed by W Capital Partners II, L.P., a Delaware limited partnership (“W Capital II”), W Capital Partners Orchid, L.P., a Delaware limited partnership (“W Capital Orchid”), WCP GP II, L.P., a Delaware limited partnership (“W GPLP”), WCP GP II, LLC, a Delaware limited liability company (“W GPLLC”), Robert Migliorino, David Wachter and Stephen Wertheimer, who are collectively referred to herein as the “Reporting Persons.” W GPLP is the sole general partner of W Capital II. W GPLLC is the sole general partner of W GPLP and the sole general partner of W Capital Orchid. Robert Migliorino, David Wachter and Stephen Wertheimer are the Managing Members of W GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of all Reporting Persons is One East 52nd St., 5th Floor, New York, NY 10022.

Item 2	(c).	Citizenship:

Each of W Capital II, W Capital Orchid, and W GPLP is a limited partnership organized under the laws of the State of Delaware. W GPLLC is a limited liability company organized under the laws of the State of Delaware. Messrs. Migliorino, Wachter and Wertheimer are U.S. citizens.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2	(e).	CUSIP Number:

24802 N 10 9

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 24802 N 10 9	Page 10 of 14

Item 4.	Ownership.

(a) Amount Beneficially Owned: As of the date hereof, each of the reporting persons has ceased to be the beneficial owner of more than five percent of the Common Stock.

(b) Percent of Class: 0

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

This Amendment No. 2 to Schedule 13G is being filed to report the fact that as of the date of this report, each of the reporting persons has ceased to be the beneficial owner of more than five percent of the Common Stock. As reflected in this Amendment No. 2 to Schedule 13G, each of the reporting persons has no further reporting obligations on Schedule 13G with respect to its ownership of stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) nor §240.13d-1(c).

CUSIP No. 24802 N 10 9	Page 11 of 14

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. 24802 N 10 9	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

W CAPITAL PARTNERS II, L.P.

By:	WCP GP II, L.P.
its General Partner

	By:		WCP GP II, LLC
its General Partner

		By:	/s/ David Wachter
David Wachter
Managing Member

WCP GP II, L.P.

By:	WCP GP II, LLC
its General Partner

	By:		/s/ David Wachter
David Wachter
Managing Member

W CAPITAL PARTNERS ORCHID, L.P.

By:	WCP GP II, LLC
its General Partner

	By:		/s/ David Wachter
David Wachter
Managing Member

WCP GP II, LLC

By:	/s/ David Wachter
David Wachter
Managing Member

/s/ Robert Migliorino
Robert Migliorino

/s/ David Wachter
David Wachter

/s/ Stephen Wertheimer
Stephen Wertheimer

CUSIP No. 24802 N 10 9	Page 13 of 14

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Demand Media, Inc.

EXECUTED this 13th day of February, 2014

W CAPITAL PARTNERS II, L.P.

By:	WCP GP II, L.P.
its General Partner

	By:	WCP GP II, LLC
its General Partner

		By:	/s/ David Wachter
David Wachter
Managing Member

WCP GP II, L.P.

By:	WCP GP II, LLC
its General Partner

	By:	/s/ David Wachter
David Wachter
Managing Member

W CAPITAL PARTNERS ORCHID, L.P.

By:	WCP GP II, LLC
its General Partner

	By:	/s/ David Wachter
David Wachter
Managing Member

WCP GP II, LLC

By:	/s/ David Wachter
David Wachter
Managing Member

/s/ Robert Migliorino
Robert Migliorino

CUSIP No. 24802 N 10 9	Page 14 of 14

/s/ David Wachter
David Wachter

/s/ Stephen Wertheimer
Stephen Wertheimer